Filed Pursuant to Rule 433

Registration No. 333-133852

Subject to Completion

Preliminary Term Sheet dated January 28, 2009

Units
Currency Market Index Target-Term Securities®
Linked to the Japanese yen per U.S. dollar Exchange Rate Measure, due September , 2012
$10 principal amount per unit
Term Sheet No.

*Expected Pricing Date**	*March , 2009*
*Settlement Date**	*March , 2009*
*Maturity Date**	*September , 2012*
CUSIP No.	

Currency Market Index Target-Term Securities®

- *100% - 125% participation in increases in the Exchange Rate Measure, which tracks the value of an investment in the Japanese yen value of the U.S. dollar*
- *100% principal protection at maturity*
- *A maturity of approximately 3.5 years*
- *No periodic interest payments*
- *No listing on any securities exchange*
- *This debt is **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program*

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Currency MITTS® are being offered by Bank of America Corporation (“BAC”). The Currency MITTS will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms” (together, the “Note Prospectus”). Investing in the Currency MITTS involves a number of risks. See “Risk Factors” and “Additional Risk Factors” on page TS-5 of this term sheet and beginning on page S-11 of product supplement MITTS-1.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC. References to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated, and references to “MLCS” are to Merrill Lynch Capital Services, Inc.

In connection with this offering, each of MLPF&S, its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”), and Banc of America Investment Services, Inc. (“BAI”) is acting as our selling agent. Each of MLPF&S and First Republic is acting in its capacity as principal, and BAI will use its best efforts to sell the Currency MITTS.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Selling discount (1)	$.20	$
Proceeds, before expenses, to Bank of America Corporation	$9.80	$

(1)	The public offering price and selling discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the Currency MITTS® are priced for initial sale to the public (the “pricing date”), which may be in February or March 2009, the settlement date may occur in February or March 2009 and the maturity date may occur in August or September 2012. Any reference in this term sheet to the month in which the settlement date or the maturity date will occur is subject to change as specified above.

“MITTS®” and “Market Index Target-Term Securities®” are registered service marks of our subsidiary, Merrill Lynch & Co., Inc.

Merrill Lynch & Co.	Banc of America Investment Services, Inc.

March     , 2009

Summary

The Currency Market Index Target-Term Securities® linked to the Japanese yen per U.S. dollar Exchange Rate Measure, due September     , 2012 (the “MITTS”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The MITTS will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the MITTS, including any repayment of principal, will be subject to the credit risk of BAC. The MITTS provide investors with a 100% to 125% participation rate in increases in the level of the Exchange Rate Measure from the Starting Value on the pricing date, to the Ending Value, as determined on a calculation day shortly before the maturity date. The Exchange Rate Measure will increase if the value of the Japanese yen depreciates relative to the U.S. dollar over the term of the MITTS, such that the exchange rate described below increases. The Exchange Rate Measure will decrease if the value of the Japanese yen appreciates relative to the U.S. dollar over the term of the MITTS, such that the exchange rate decreases. Investors should be of the view that the value of the Japanese yen will depreciate relative to the U.S. dollar over the term of the MITTS, and must be willing to forgo interest payments on the MITTS.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement MITTS-1.

Terms of the MITTS	Determining the Redemption Amount for the MITTS
On the maturity date, you will receive a cash payment per MITTS (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical return on the MITTS at maturity, including the hypothetical Participation Rate of 112.50% (the midpoint of the Participation Rate range of 100% to 125%), the Base Value of $10.00, and the Minimum Redemption Amount of $10.00. The blue line reflects the hypothetical returns on the MITTS, while the dotted gray line reflects the hypothetical returns of a direct investment in the Exchange Rate Measure.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Participation Rate, and the term of your investment.

Hypothetical Redemption Amount

Examples

Set forth below are three examples of Ending Value and Redemption Amount calculations (rounded to two decimal places), reflecting an Exchange Rate Weighting of 100%, a Base Value of $10.00 (per unit), a Minimum Redemption Amount of $10.00 (per unit), a Starting Value of 100, a hypothetical Participation Rate of 112.50%, a hypothetical Initial Exchange Rate of 89.8400, and a hypothetical Final Exchange Rate as follows:

Example 1—The hypothetical Final Exchange Rate on the calculation day is equal to 78.1217:

Hypothetical Initial Exchange Rate:	89.8400
Hypothetical Final Exchange Rate:	78.1217

Ending Value = 100 + 100 ×	(100% ×	(78.1217 – 89.8400))	= 85.00
78.1217

Redemption Amount (per unit) = $10.00        (The Redemption Amount cannot be less than the $10.00 Minimum Redemption Amount per unit.)

Example 2—The hypothetical Final Exchange Rate on the calculation day is equal to 94.5684:

Hypothetical Initial Exchange Rate:	89.8400
Hypothetical Final Exchange Rate:	94.5684

Ending Value = 100 + 100 ×	(100% ×	(94.5684 – 89.8400))	= 105.00
94.5684

Redemption Amount (per unit) = $10 +	($10 × 112.50% ×	(105.00 – 100.00))	= $10.56
100.00

Example 3—The hypothetical Final Exchange Rate on the calculation day is equal to 128.3429:

Hypothetical Initial Exchange Rate:	89.8400
Hypothetical Final Exchange Rate:	128.3429

Ending Value = 100 + 100 ×	(100% ×	(128.3429 – 89.8400))	= 130.00
128.3429

Redemption Amount (per unit) = $10 +	($10 × 112.50% ×	(130.00 – 100.00))	= $13.38
100.00

The following table illustrates, for a hypothetical Initial Exchange Rate of 89.8400 Japanese yen per one U.S. dollar (the exchange rate as of January 15, 2009) and a range of hypothetical Final Exchange Rates:

▪	the hypothetical Ending Value on the calculation day;
▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit (rounded to two decimal places);
▪	the total rate of return to holders of the MITTS; and
▪	the pretax annualized rate of return to holders of MITTS.

The table below reflects a hypothetical Participation Rate of 112.50% (the midpoint of the Participation Rate range of 100% to 125%), the Base Value of $10.00 per unit, and the Minimum Redemption Amount of $10.00 per unit.

Hypothetical Final Exchange Rate	Hypothetical Ending Value on the Calculation Day	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the MITTS	Pretax Annualized Rate of Return on the MITTS (1)
71.8720	75.00	-25.00%	$10.00	0.00%	0.00%
74.8667	80.00	-20.00%	$10.00	0.00%	0.00%
78.1217	85.00	-15.00%	$10.00	0.00%	0.00%
81.6727	90.00	-10.00%	$10.00	0.00%	0.00%
85.5619	95.00	-5.00%	$10.00	0.00%	0.00%
89.8400 (2)	100.00 (3)	0.00%	$10.00 (4)	0.00%	0.00%
94.5684	105.00	5.00%	$10.56	5.62%	1.57%
99.8222	110.00	10.00%	$11.13	11.25%	3.07%
105.6941	115.00	15.00%	$11.69	16.88%	4.51%
112.3000	120.00	20.00%	$12.25	22.50%	5.88%
119.7867	125.00	25.00%	$12.81	28.13%	7.21%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from January 20, 2009 to July 20, 2012, a term expected to be similar to that of the MITTS.

(2)	This is the hypothetical Initial Exchange Rate, which is the exchange rate of Japanese yen per one U.S. dollar as of January 15, 2009, as reported on Bloomberg L.P. The actual Initial Exchange Rate will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the MITTS.

(3)	The Starting Value of the Exchange Rate Measure will be set to 100 on the pricing date.

(4)	The amount you receive on the maturity date will not be less than the $10.00 Minimum Redemption Amount per unit of the MITTS.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Participation Rate, the actual Initial Exchange Rate, the actual Final Exchange Rate, the actual Ending Value, and the term of your investment.

Risk Factors

An investment in the MITTS involves significant risks. The following is a list of certain risks involved in investing in the MITTS. You should carefully review the more detailed explanation of risks relating to the MITTS in the “Risk Factors” sections included in the product supplement MITTS-1 and MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisers before you invest in the MITTS.

▪	You may not earn a return on your investment.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the Exchange Rate Market Measure.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the MITTS while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the MITTS.

▪	We cannot assure you that a trading market for your MITTS will ever develop or be maintained.

▪	The Redemption Amount will not be affected by all developments relating to the Exchange Rate Market Measure.

▪

If you attempt to sell your MITTS prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the MITTS are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the MITTS.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return at maturity and the market value of the MITTS.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The return on your MITTS depends on the exchange rate, which is affected by many complex factors outside of our control.

▪	The exchange rate could be affected by the actions of the governments of Japan and the U.S.

▪	Even though currencies trade around-the-clock, your MITTS will not trade around-the-clock, and the prevailing market prices for your MITTS may not reflect the underlying exchange rates.

▪	Suspensions or disruptions of market trading in the Japanese yen and the U.S. dollar may adversely affect the value of your MITTS.

▪	The MITTS are payable only in U.S. dollars, and you will have no right to receive any payments in Japanese yen.

▪	You should consider the tax consequences of investing in the MITTS.

Investor Considerations

You may wish to consider an investment in the MITTS if:

▪

You anticipate that the value of the Exchange Rate Measure will increase from the Starting Value to the Ending Value. In other words, you anticipate that the value of the Japanese yen will depreciate relative to the U.S. dollar over the term of the MITTS.

▪	You accept that the return on the MITTS may be zero if the level of the Exchange Rate Measure is unchanged or decreases from the Starting Value to the Ending Value.

▪	You are willing to forgo interest payments on the MITTS, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪

You are willing to accept that a trading market is not expected to develop for the MITTS. You understand that secondary market prices for the MITTS, if any, will be affected by various factors, including our perceived creditworthiness.

The MITTS may not be appropriate investments for you if:

▪

You anticipate that the value of the Exchange Rate Measure will decrease from the Starting Value to the Ending Value or will not increase sufficiently over the term of the MITTS to provide you with your desired return. In other words, you anticipate that the value of the Japanese yen will appreciate relative to the U.S. dollar over the term of the MITTS.

▪	You seek an investment that provides a guaranteed redemption amount above the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want assurances that there will be a liquid market if and when you want to sell the MITTS prior to maturity.

Other Provisions

We may deliver the MITTS against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the MITTS occurs more than three business days from the pricing date, purchasers who wish to trade MITTS more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S, its broker-dealer affiliate First Republic, and BAI acting as a principal in effecting the transaction for your account. MLPF&S, First Republic, and BAI are acting as underwriters and/or selling agents for this offering and will receive underwriting compensation from BAC.

Supplement to the Plan of Distribution

MLPF&S, First Republic, and BAI, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the MITTS. Accordingly, offerings of the MITTS will conform to the requirements of NASD Rule 2720. MLPF&S and First Republic will purchase MITTS as principal, while BAI will use its best efforts to sell the MITTS. In the original offering of the MITTS, the MITTS will be sold in minimum investment amounts of 100 units.

MLPF&S, First Republic, and BAI may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the MITTS but are not obliged to engage in such secondary market transactions and/or market-making transactions. MLPF&S, First Republic, and BAI may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Exchange Rate Measure

The Exchange Rate Measure tracks the value of an investment in the Japanese yen value of one U.S. dollar.

The MITTS are designed to allow investors to participate in the movements in the Exchange Rate Measure over the term of the MITTS. The Exchange Rate Measure tracks the value of an investment in the exchange rate. The exchange rate is expressed as the number of Japanese yen for which one U.S. dollar can be exchanged, as reported on Reuters on page WMRSPOT12 under “MID” or any substitute page thereto, at approximately 4:00 p.m., London time. The exchange rate increases as the value of the Japanese yen depreciates relative to the U.S. dollar, and the exchange rate decreases as the value of the Japanese yen appreciates relative to the U.S. dollar. As such, the Exchange Rate Measure, and hence the Redemption Amount, will increase if the value of the Japanese yen depreciates relative to the U.S. dollar, and the Exchange Rate Measure will decrease if the value of Japanese yen appreciates relative to the U.S. dollar.

If the exchange rate is not so quoted on Reuters page WMRSPOT12 or any substitute pages thereto, then the exchange rate used to determine the Exchange Rate Measure will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on the calculation day by three leading banks engaged in the interbank market (selected in the sole discretion of the calculation agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on the calculation day from two leading commercial banks in New York (selected in the sole discretion of the calculation agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the calculation day.

The following graph sets forth the monthly historical performance of the exchange rate as reported by Bloomberg L.P. in the period from January 2003 through December 2008. This historical data on the exchange rate is not necessarily indicative of the future performance of the exchange rate or what the value of the MITTS may be. Any historical upward or downward trend in the level of the exchange rate during any period set forth below is not an indication that the exchange rate is more or less likely to increase or decrease at any time over the term of the MITTS. On January 15, 2009, the exchange rate, as reported by Bloomberg L.P., was 89.84 Japanese yen per one U.S. dollar (rounded to two decimal places).

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the MITTS, including the following:

•	Although there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the MITTS, we intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment.

•	A U.S. Holder will be required to report OID or interest income based on a “comparable yield” with respect to a MITTS without regard to cash, if any, received on the MITTS.

•	Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the MITTS. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement MITTS-1, which you should carefully review prior to investing in the MITTS. Capitalized terms used and not defined herein have the meanings ascribed to them in product supplement MITTS-1.

General.    There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of MITTS or other instruments with terms substantially the same as the MITTS. However, although the matter is not free from doubt, under current law, each MITTS should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS. You should be aware, however, that the IRS is not bound by our characterization of the MITTS as indebtedness and the IRS could possibly take a different position as to the proper characterization of the MITTS for U.S. federal income tax purposes. If the MITTS are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the MITTS could differ materially from the treatment discussed below, with the result that the timing and character of income, gain, or loss recognized in respect of a MITTS could differ materially from the timing and character of income, gain, or loss recognized in respect of a MITTS had the MITTS in fact been treated as debt instruments for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the MITTS. The following summary assumes that the MITTS will be treated as debt instruments of BAC for U.S. federal income tax purposes.

Interest Accruals.    The amount payable on the MITTS at maturity will depend on the performance of the Exchange Rate Measure. We intend to take the position that the “denomination currency” (as defined in the applicable Treasury regulations) of the MITTS is the U.S. dollar and accordingly, we intend to take the position that the MITTS will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the MITTS generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a MITTS. A U.S. Holder who does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a MITTS must timely disclose and justify the use of other estimates to the IRS.

Sale, Exchange, or Retirement of the MITTS.    Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder’s tax basis in a MITTS generally will equal the cost of that MITTS, increased by the amount of OID previously accrued by the holder for that MITTS (without regard to any positive or negative adjustments under the contingent payment debt regulations). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the MITTS. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Hypothetical Tax Accrual Table.    The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 3.97% per annum (compounded annually), which is our current estimate of the comparable yield, based upon market conditions as of the date of this term sheet as determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the MITTS as if the MITTS had been issued on March 6, 2009 and were scheduled to mature on September 5, 2012. This tax accrual table is based upon a hypothetical projected payment schedule per $10 principal amount of the MITTS, which would consist of a single payment of $11.4586 at maturity. This payment consists of the principal amount and a projection for tax purposes of the Redemption Amount. The following table is for illustrative purposes only. The actual “projected payment schedule” will be completed on the pricing date, and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue on MITTS During Accrual Period (per Unit of the MITTS)	Total Interest Deemed to Have Accrued on MITTS as of End of Accrual Period (per Unit of the MITTS)
March 6, 2009 to December 31, 2009	$0.3253	$0.3253
January 1, 2010 to December 31, 2010	$0.4099	$0.7352
January 1, 2011 to December 31, 2011	$0.4262	$1.1614
January 1, 2012 to September 5, 2012	$0.2972	$1.4586

Hypothetical Projected Redemption Amount = $11.4586 per unit of the MITTS.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the MITTS, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement MITTS-1.

Additional Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the MITTS and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The MITTS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisers before you invest in the MITTS.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement MITTS-1 dated January 28, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509012723/d424b5.htm

▪	Series L MTN prospectus supplement dated April 10, 2008 and prospectus dated May 5, 2006:

http://www.sec.gov/Archives/edgar/data/70858/000119312508079745/d424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the MITTS, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.